Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter endedSeptember 30, 2021

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended September 30, 2021	Half year ended September 30, 2021	Quarter ended September 30, 2020
Total income from operations (net)	197,622	383,456	151,305
Net Profit / (Loss) before tax and exceptional items	37,565	76,165	32,071
Net Profit / (Loss) before tax but after exceptional items	37,565	76,165	32,071
Net Profit / (Loss) after tax and exceptional items	29,306	61,681	24,843
Total Comprehensive Income after tax	31,361	67,038	25,525
Equity Share Capital	10,962	10,962	11,430
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	542,137	542,137	546,031
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	5.36 5.35	11.28 11.25	4.33 4.32

[1]

Balance for the quarter ended September 30, 2021 and half year ended September 30, 2021 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2021 and balance for the quarter ended September 30, 2020 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results of the Company for the three and six months ended September 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2021. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2021	Half year ended September 30, 2021	Quarter ended September 30, 2020
Total income from operations (net)	196,689	381,363	150,967
Net Profit / (Loss) before tax and exceptional items	37,565	76,298	32,073
Net Profit / (Loss) before tax but after exceptional items	37,565	76,298	32,073
Net Profit / (Loss) after tax and exceptional items	29,306	61,786	24,844
Total Comprehensive Income after tax	31,366	67,080	25,622
Equity Share Capital	10,962	10,962	11,430

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	538,052	538,052	541,790
Earnings Per Share (of ₹ 2/- each) Basic: Diluted:	5.36 5.35	11.30 11.27	4.33 4.32

[1]

Balance for the quarter ended September 30, 2021 and half year ended September 30, 2021 represent balances as per the audited Balance sheet for the year ended March 31, 2021 and balance for the quarter ended September 30, 2020 represent balances as per the audited Balance sheet for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results (under Ind AS) of the Company for the three and six months ended September 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2021. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2021	Half year ended September 30, 2021	Quarter ended September 30, 2020
Total income from operations (net)	147,200	287,101	122,504
Net Profit / (Loss) before tax and exceptional items	31,348	60,421	28,530
Net Profit / (Loss) before tax but after exceptional items	31,348	60,421	28,530
Net Profit / (Loss) after tax and exceptional items	23,874	41,915	22,440
Total Comprehensive Income after tax	25,397	41,592	24,703

The audited interim standalone financial results (under Ind AS) of the Company for the three and six months ended September 30, 2021 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2021. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: October 13, 2021	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054